February 11, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard International Equity Index Funds; File No. 33-32548

Dear Mr. Sandoe,

The following responds to your comments of February 9, 2010 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 64 that was filed on December 23, 2009 pursuant to Rule 485(a).

Comment 1:    All Funds in Registrant (as applicable) – Fees and Expenses

Comment:         Delete footnote #1 to the fee table that describes the application of the redemption fee.  Form N-1A does not permit this information in the summary section.

Response:         Vanguard believes that footnote #1 provides important and material information to investors about the Fund’s redemption fee.  We note that at least two other fund companies have recently updated their registration statements and retained footnotes to their fee tables.  We believe that retaining footnote #1 to the fee table is a critical component in making the Fund’s summary prospectus comparable to the summary prospectuses of other funds and could impact an investor’s investment decision.  For these reasons, we will retain footnote #1.

Comment 2:    All Funds in Registrant – Average Annual Total Return Table

Comment:         Delete the footnote to the table that defines, and provides returns for, the “since-inception” period.

Response:         We have modified the table to include this disclosure in a column within the table rather than in a footnote.

Comment 3:    All Funds in Registrant – Investment Advisor

Comment:         Delete the clause regarding portfolio managers in this section.

Response:         We will update the disclosure in response to your comment.

Comment 4:    All Funds in Registrant – Tax Information

Comment:         Delete all text other than the first sentence, which states that the Fund’s distributions may be taxed as ordinary income or capital gain.  Add disclosure that investors who hold fund shares in a tax-deferred account will be subject to tax when they take distributions from the account.

Response:         We believe that the disclosure in this paragraph is important information in helping investors understand the tax consequences of distributions and redemptions as well as state and local tax consequences, and therefore that it is appropriate to include this disclosure in this paragraph.

                        We do not believe the disclosure you have asked us to add is accurate in all circumstances (e.g., Roth IRAs and 401(k)s, 401(k) rollovers).  Accordingly, we will not add the requested disclosure.  We do disclose later in the prospectus that investors should consult with their tax advisor to discuss the taxability of distributions made out of tax-deferred accounts.

Comment 5:    Emerging Markets Stock Index Fund – Fees and Expenses

Comment:         Delete footnotes #1 and #2 to the fee table that describe the application of the purchase fee and redemption fee.  Form N-1A does not permit this information in the summary section.  Also delete the footnote marker for footnote #3.

Response:         Vanguard believes that footnotes #1 and #2 provide important and material information to investors about the Fund’s purchase and redemption fees.  We note that at least two other fund companies have recently updated their registration statements and retained footnotes to their fee tables.  We believe that retaining footnotes #1 and #2 to the fee table is a critical component in making the Fund’s summary prospectus comparable to the summary prospectuses of other funds and could impact an investor’s investment decision.  For these reasons, we will retain footnotes #1 and #2.

                        We will remove the footnote marker for footnote #3 from the table.

Comment 6:    International Stock ETFs – Fees and Expenses

Comment:         Please disclose the $50 conversion fee as a line item in the table rather than disclosing it in the paragraph beneath the fee table. Please delete the remainder of that paragraph.

Response:         We will modify the fee table to include this disclosure within the table rather than in the paragraph below.

Comment 7:    Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1955 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Tara R. Buckley

Associate Counsel

Securities Regulation, Legal Department

The Vanguard Group, Inc.